June 30, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, North East

Washington, D.C.  20549

Re:

Kenneth Cole Productions, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2009

Filed March 8, 2010

File No. 001-13082

Schedule 14A

Filed April 16, 2010

Dear Mr. Reynolds:

On behalf of Kenneth Cole Productions, Inc. (the “Company”), I am writing to advise you that the Company has received your letter, dated June 22, 2010, directed to the attention of Ms. Jill Granoff, Chief Executive Officer of the Company.  Pursuant to the letter, the Staff has requested additional information in connection with the above-referenced filing and that such information be provided within 10 business days from the date of the letter.  Given the fact that we will need input from several individuals to complete a detailed and thorough response to the letter and the upcoming holiday weekend, the Company hereby requests that the Staff grant an extension to provide a response on or before July 9, 2010.

Please do not hesitate to contact me at (212) 265-8208 to discuss this matter or if you require additional information.

Very truly yours,

/s/ David P. Edelman

David P. Edelman

Chief Financial Officer and Treasurer

Enclosures

cc:

Jill Granoff, Chief Executive Officer

Michael F. Colosi, Senior Vice President and General Counsel and Corporate Secretary